SUMMONS	SUM-100
(CITACION JUDICIAL)
NOTICE TO DEFENDANT: (AVISO AL DEMANDADO):

LONGS DRUG STORES CORPORATION, WARREN F. BRYANT,
MURRAY H. DASHE, MARY S. METZ, DONNA A. TANOUE, LEROY T. BARNES, JR., EVELYN S. DILSAVER, ANTHONY G. WAGNER, CVS CAREMARK CORPORATION, and BLUE MERGERSUB CORP.

YOU ARE BEING SUED BY PLAINTIFF: (LO ESTÁ DEMANDANDO EL DEMANDANTE):

LOUISIANA MUNICIPAL POLICE EMPLOYEES’ RETIREMENT SYSTEM, on behalf of itself and all other similarly situated shareholders of Longs Drug Stores Corporation,
You have 30 CALENDAR DAYS after this summons and legal papers are served on you to file a written response at this court and have a copy served on the plaintiff. A letter or phone call will not protect you. Your written response must be in proper legal form if you want the court to hear your case. There may be a court form that you can use for your response. You can find these court forms and more information at the California Courts Online Self-Help Center (www.courtinfo.ca.gov/selfhelp), your county law library, or the courthouse nearest you. If you cannot pay the filing fee, ask the court clerk for a fee waiver form. If you do not file your response on time, you may lose the case by default, and your wages, money, and property may be taken without further warning from the court.

There are other legal requirements. You may want to call an attorney right away. If you do not know an attorney, you may want to call an attorney referral service. If you cannot afford an attorney, you may be eligible for free legal services from a nonprofit legal services program. You can locate these nonprofit groups at the California Legal Services Web site (www.lawhelpcalifornia.org ), the California Courts Online Self-Help Center (www.courtinfo.ca.gov/selfhelp), or by contacting your local court or county bar association.

Tiene 30 DÍAS DE CALENDARIO después de que le entreguen esta citación y papeles legales para presentar una respuesta por escrito en esta corte y hacer que se entregue una copia al demandante. Una carta o una llamada telefónica no lo protegen. Su respuesta por escrito tiene que estar en formato legal correcto si desea que procesen su caso en Ia corte. Es posible que haya un formulario que usted pueda usar para su respuesta. Puede encontrar estos formularios de Ia corte y más información en el Centro de Ayuda de las Cortes de California (www.courtinfo.ca.gov/selfhelp/espanol/), en la biblioteca de leyes de su condado o en Ia corte que le quede más cerca. Si no puede pagar Ia cuota de presentación, pida al secretario de Ia corte que le dé un formulario de exención de pago do cuotas. Si no presenta su respuesta a tiempo, puede perder el caso por incumplimiento y la corte le podrá quitar su sueldo, dinero y bienes sin más advertencia.

Hay otros requisitos legales. Es recomendable que llame a un abogado inmediatamente. Si no conoce a un abogado, puede llamar a un servicio de remisión a abogados. Si no puede pagar a un abogado, es posible que cumpla con los requisitos para obtener servicios legales gratuitos de un programa de servicios legales sin fines de lucro. Puede encontrar estos grupos sin fines de lucro en el sitio web de California Legal Services, (www.lawhelpcaIifornia.org), en el Centro de Ayuda de las Cortes de California, (www.courtinfo.ca.gov/selfhelp/espanol/) o poniéndose en contacto con la corte o el colegio de abogados locales.

The name and address of the court is: (El nombre y dirección de la corte es): SUPERIOR COURT FOR THE STATE OF CALIFORNIA	CASE NUMBER (Número del Caso): C 08-02139
COUNTY OF CONTRA COSTA
Martinez Superior Court - Wakefield Taylor Courthouse
725 Court Street
Martinez, CA 94553
The name, address, and telephone number of plaintiff’s attorney, or plaintiff without an attorney, is:
(El nombre, la dirección y el número de teléfono del abogado del demandante, o del demandante que no tiene abogado, es):
Blair A. Nicholas                                                                                           858-793-0700           858-793-0323
Bernstein Litowitz Berger & Grossmann LLP
12481 High Bluff Drive
San Diego, CA 92130
DATE:                                                                        Clerk, by                   S. KRICKEN                 , Deputy
(Fecha)          8/22/08                                               (Secretario)                                                   (Adjunto)

(For proof of service of this summons, use Proof of Service of Summons (form POS-010).) (Para prueba de entrega de esta citatión use el formulario Proof of Service of Summons, (POS-010)).
NOTICE TO THE PERSON SERVED: You are served
(SEAL)	1. ☐ as an individual defendant. 2. ☐ as the person sued under the fictitious name of (specify): 3. ☐ on behalf of (specify):
	under: ☐ CCP 416.10 (corporation) ☐ CCP 416.20 (defunct corporation) ☐ CCP 416.40 (association or partnership) ☐ other (specify):	☐ CCP 416.60 (minor) ☐ CCP 416.70 (conservatee) ☐ CCP 416.90 (authorized person)
	4. ☐ by personal delivery on (date):	Page 1 of 1
Form Adopted for Mandatory Use Judicial Council of California SUM-100 [Rev. January 1, 2004]	SUMMONS	Legal Solutions Plus Logo	Code of Civil Procedure §§ 412.20, 465

CM-010
ATTORNEY OR PARTY WITHOUT ATTORNEY (Name, State Bar number, and address):
Blair A. Nicholas (Bar No. 178428)
Bernstein Litowitz Berger & Grossmann LLP
12481 High Bluff Drive, Suite 300
San Diego, CA 92130
TELEPHONE NO.:  858-793-0070                                                FAX NO.:  858-793-0323
ATTORNEY FOR (Name): Plaintiff Louisiana Muni. Police Emp. Ret. Sys.
FOR COURT USE ONLY
SUPERIOR COURT OF CALIFORNIA, COUNTY OF CONTRA COSTA STREET ADDRESS: 725 Court Street MAILING ADDRESS: CITY AND ZIP CODE: Martinez, CA 94553 BRANCH NAME: Wakefield Taylor Courthouse
CASE NAME: Louisiana Muni. Police Emp. Ret. Sys. v. Longs Drugs Stores Corp. et al
CIVIL CASE COVER SHEET ☑ Unlimited ☐ Limited (Amount (Amount demanded demanded is exceeds $25,000) $25,000 or less)	Complex Case Designation ☐ Counter ☐ Joinder Filed with first appearance by defendant (Cal. Rules of Court, rule 3.402)	CASE NUMBER: C 08-02139
JUDGE: DEPT:
Items 1-6 below must be completed (see instructions on page 2).
1. Check one box below for the case type that best describes this case:
Auto Tort
☐  Auto (22)
☐  Uninsured motorist (46)
Other PI/PD/WD (Personal Injury/
Property Damage/Wrongful Death) Tort
☐  Asbestos (04)
☐  Product liability (24)
☐  Medical malpractice (45)
☐  Other PI/PD/WD (23)
Non-PI/PD/WD (Other) Tort
☐  Business tort/unfair
 business practice (07)
☐  Civil rights (08)
☐  Defamation (13)
☐  Fraud (16)
☐  Intellectual property (19)
☐  Professional negligence (25)
☐  Other non-PI/PD/WD tort (35)
Employment
☐  Wrongful termination (36)
☐  Other employment (15)

Contract
☐  Breach of contract/warranty (06)
☐  Rule 3.740 collections (09)
☐  Other collections (09)
☐  Insurance coverage (18)
☐  Other contract (37)
Real Property
☐  Eminent domain/Inverse
 condemnation (14)
☐  Wrongful eviction (33)
☐  Other real property (26)
Unlawful Detainer
☐  Commercial (31)
☐  Residential (32)
☐  Drugs (38)
Judicial Review
☐  Asset forfeiture (05)
☐  Petition re: arbitration award (11)
☐  Writ of mandate (02)
☐  Other judicial review (39)

Provisionally Complex Civil Litigation
(Cal. Rules of Court, rules 3.400-3.403)
☐  Antitrust/Trade regulation (03)
☐  Construction defect (10)
☐  Mass tort (40)
☑  Securities litigation (28)
☐  Environmental/Toxic tort (30)
☐  Insurance coverage claims arising
 from the above listed provisionally
 complex case types (41)
Enforcement of Judgment
☐  Enforcement of judgment (20)
Miscellaneous Civil Complaint
☐  RICO(27)
☐  Other complaint (not specified above) (42)
Miscellaneous Civil Petition
☐  Partnership and corporate governance (21)
☐  Other petition (not specified above)(43)

2. This case ☑ is ☐ is not complex under rule 3.400 of the California Rules of Court. If the case is complex, mark the factors requiring exceptional judicial management:
a.  ☑  Large number of separately represented parties
b.  ☑  Extensive motion practice raising difficult or novel issues that will be time-consuming to resolve
c.  ☐  Substantial amount of documentary evidence

d.  ☐  Large number of witnesses
e.  ☐  Coordination with related actions pending in one or more courts in other counties, states, or countries, or in a federal court
f.   ☐  Substantial postjudgment judicial supervision

3.     Remedies sought (check all that apply): a. ☐  monetary    b. ☑  nonmonetary; declaratory or injunctive relief    c. ☐  punitive
4.     Number of causes of action (specify): Three
5.     This case   ☑   is      ☐ is not      a class action suit.
6.     If there are any known related cases, file and serve a notice of related case. (You may use form CM-015.)
Date: August 22, 2008

Blair A. Nicholas	/s/ Blair A. Nicholas
(TYPE OR PRINT NAME)	(SIGNATURE OF PARTY OR ATTORNEY FOR PARTY)
NOTICE
● Plaintiff must file this cover sheet with the first paper filed In the action or proceeding (except small claims cases or cases filed under the Probate Code, Family Code, or Welfare and Institutions Code). (Cal. Rules of Court, rule 3.220.) Failure to file may result in sanctions.
● File this cover sheet in addition to any cover sheet required by local court rule.
● If this case Is complex under rule 3.400 et seq. of the California Rules of Court, you must serve a copy of this cover sheet on all other parties to the action or proceeding.
● Unless this is a collections case under rule 3.740 or a complex case, this cover sheet will be used for statistical purposes only.

Form Adopted for Mandatory Use Judicial Council of California CM-010 [Rev. July 1, 2007]	CIVIL CASE COVER SHEET	Cal. Rules of Court, rules 2.30, 3.220, 3.400-3.403, 3.740; Cal. Standards of Judicial Administration, std. 3.10 www.courtinfo.ca.gov
American LegalNet, Inc. www.FormsWorkflow.com

 BERNSTEIN LITOWITZ BERGER
  & GROSSMANN LLP
BLAIR A. NICHOLAS (Bar No. 178428)
12481 High Bluff Drive, Suite 300
San Diego, CA 92130
Tel:      (858) 793-0070
Fax:     (858) 793-0323
blairn@blbglaw.com

Attorneys for Plaintiff Louisiana Municipal
Police Employees’ Retirement System and
Proposed Lead Counsel for the Class

SUPERIOR COURT OF THE STATE OF CALIFORNIA COUNTRY OF CONTRA COSTA

LOUISIANA MUNICIPAL POLICE EMPLOYEES’ RETIREMENT SYSTEM, on behalf of itself and all other similarly situated shareholders of Longs Drug Stores Corporation,	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. C_08-02139 Judge: CLASS ACTION COMPLAINT DEMAND FOR JURY TRIAL PER LOCAL RULE 5 THIS CASE IS ASSIGNED TO DEPT ______
Plaintiff,
v.

LONGS DRUG STORES CORPORATION,
WARREN F. BRYANT, MURRAY H.
DASHE, MARY S. METZ, DONNA A.
TANOUE, LEROY T. BARNES, JR.,
EVELYN S. DILSAVER, ANTHONY G.
WAGNER, CVS CAREMARK
CORPORATION, and BLUE MERGERSUB
CORP.

Defendants.

CLASS ACTION COMPLAINT
Case No.

Plaintiff Louisiana Municipal Police Employees’ Retirement System (“LAMPERS” or “Plaintiff”) on behalf of itself and all other similarly situated public shareholders (the “Class”) of Longs Drug Stores Corporation (hereafter, “Longs” or “the Company”), by its attorneys, makes the following allegations against Longs, the members of Longs’ Board of Directors, CVS Caremark Corporation (“CVS Caremark” or “CVS”) and Blue MergerSub Corp. (“Blue MergerSub”) in support of Plaintiff’s claims.

SUMMARY OF THE ACTION

1.  This class action, filed on behalf of the public shareholders of Longs, is brought against the Company, Longs Directors (as defined below) and CVS Caremark to enjoin an unlawful plan through which CVS Caremark would acquire all shares of Longs (the “Proposed Transaction” or “Acquisition Proposal”) without providing material disclosures, for inadequate consideration and under circumstances unfair to the Class.
2.  On August 12, 2008, Longs entered into an agreement to be acquired by CVS Caremark for approximately $2.9 billion via tender offer. As CVS Caremark Chief Executive Officer (“CEO”) Tom Ryan made clear in numerous public statements in support of the Proposed Transaction, Longs’ real estate assets are a key component of the transaction and a substantial expected benefit to CVS Caremark.  Ryan stated publicly that Longs’ real estate assets are worth a conservative estimate of $1 billion, which CVS Caremark would be able to monetize to its benefit.
3.  After the Proposed Transaction was announced and CVS Caremark CEO Ryan made his remarks, several major shareholders of Longs started to question whether the true value of Longs’ real estate assets was actually far higher.  Indeed, one major Longs investor, Pershing Square Capital Management (“Pershing Square”), reported that it had conducted its own market research and that Longs’ real estate assets were worth significantly more than $1 billion.
4.  Soon after Pershing Square questioned CVS Caremark’s publicly-stated estimate of Longs’ real estate assets, another major Longs shareholder, Advisory Research, Inc. (“Advisory Research”), formally requested through a filing with the United States Securities and Exchange Commission (“SEC”) more information regarding the Company’s real estate holdings

CLASS ACTION COMPLAINT Case No.	-1-

prior to voting its shares.  However, the Chairman of Advisory Research was told directly by Longs’ CEO Warren Bryant that Longs signed an agreement with CVS Caremark that it would not reveal the value of its real estate assets.  In other words, Longs shareholders are being asked to make the most important, fundamental decision – whether to relinquish their shares in exchange for cash – without the benefit of necessary material information to which they are entitled.
5.  In addition, the agreement entered into between Longs, CVS Caremark and Blue MergerSub erects several barriers meant to deter competing bids and to prevent Longs shareholders from receiving full value for their shares.  For example, even if Longs were to receive a superior bid for the Company, Longs would be required to pay CVS Caremark a break-up fee of $115 million, or an astounding 4.5% of the equity value of the Proposed Transaction.
6.  Moreover, the Longs Directors structured the Proposed Transaction so that CVS Caremark need not comply with the usual corporate formalities that go along with the usual third-party merger.  Instead, in addition to granting significant “deal protections” in the Proposed Transaction, the Longs Directors have granted a “top-up” option to CVS Caremark that allows CVS Caremark to complete a “short form” merger even it never pays a price sufficient to obtain 90% of the Company’s outstanding shares.  The “top up” option allows CVS Caremark to pay the lowest possible price necessary to get the required 66-2/3% of the Company’s shares, but enjoy the benefits of a short form merger.  Inclusion of this provision makes clear the parties’ intent to avoid applicable shareholder voting protections at the expense of Longs shareholders.
7.  Consequently, Plaintiff and the other Class members face certain and irreparable harm if the Proposed Transaction is allowed to proceed, or if Plaintiff and the other Class members are forced to evaluate the Proposed Transaction without necessary material information to assess the value of the Acquisition Proposal.  As such, Plaintiff, on behalf of itself and the other Class members, respectfully requests the Court to enjoin the Proposed Transaction, as Plaintiff and the other Class members have no adequate remedy at law.

CLASS ACTION COMPLAINT Case No.	-2-

JURISDICTION AND VENUE
8.    This Court has jurisdiction over all causes of action asserted herein pursuant to § 410.10 of the California Code of Civil Procedure and § 2116 of the California Corporations Code.
9.       This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that does sufficient business in California, or an individual who has sufficient minimum contacts with California, to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice.  All of the defendants conduct business and/or maintain offices in California, and Longs’ headquarters and its principal place of business is located in Walnut Creek, Contra Costa County, California.  Also, many of the Individual Defendants reside in California.
10.  Venue is proper in this Court because a substantial portion of the wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein in violation of their fiduciary duties, occurred in Contra Costa County, and the defendants have received substantial compensation in Contra Costa County by doing business here and engaging in numerous activities which had an effect in this County.  Venue is also proper in this Court because many of those affected by defendants’ conduct reside in this County, and many of the potential witnesses reside or work in this County.

THE PARTIES
11.  Plaintiff Louisiana Municipal Police Employees’ Retirement System is a retirement system created in 1973 by State of Louisiana enabling legislation for the purpose of investing and providing retirement allowances and other benefits for the full-time municipal police officers and employees in the State of Louisiana, secretaries to chiefs of police, and employees of LAMPERS.  LAMPERS is a shareholder of Longs, has been a shareholder of Longs at all material times alleged in this Complaint, and will continue to be a shareholder through the pendency of this action.
12.  Defendant Longs Drug Stores Corporation (“Longs”) is incorporated under the laws of the State of Maryland, with its principal executive offices located at 141 North Civic

CLASS ACTION COMPLAINT Case No.	-3-

Drive, Walnut Creek, California 94596.  Founded in Oakland, California in 1938, Longs operates retail drug stores and provides pharmacy benefit management services in the United States.  Through its retail drug segment, Longs is one of the most recognized retail drug store chains on the West Coast of the United States and in Hawaii, with 510 stores as of January 31, 2008.  Longs’ retail drug segment also operates a mail order pharmacy business.  In addition, Longs operates a pharmacy benefit services segment, which offers prescription drug plans under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003.  These plans will provide prescription drug benefits to an estimated 440,000 to 450,000 Medicare beneficiaries in all 50 states and the District of Columbia in the calendar 2008 plan year.
13.  Defendant CVS Caremark Corporation is incorporated under the laws of the State of Delaware, with its principal executive offices located at One CVS Drive, Woonsocket, Rhode Island 02895.  CVS Caremark is the largest provider of prescriptions and related healthcare services in the United States.  CVS Caremark fills or manages more than one billion prescriptions annually.  As of December 29, 2007, CVS Caremark operated 6,245 retail drug stores, which are located in 40 states, including California, and the District of Columbia.  CVS Caremark also operates a Pharmacy Services segment, which provides pharmacy benefit management, mail order and specialty pharmacy services.
14.  Defendant Blue MergerSub Corp. is an indirect wholly owned subsidiary of CVS Caremark created in order to effectuate the Proposed Transaction, believed to be incorporated under the laws of the State of Maryland, with its Resident Agent and Principal Office located at 300 E. Lombard Street, Baltimore, Maryland 21202.
15.    Defendant Warren F. Bryant (“Bryant”) has served as the President and Chief Executive Officer of Longs since joining the Company in 2002.  In 2003, Defendant Bryant was elected Chairman of the Board of Directors of Longs, which is a position he still maintains.
16.  Defendant Murray H. Dashe (“Dashe”) is the Lead Director of the Board of Directors of Longs, which he joined in 2002.  Defendant Dashe formerly served as the Chief Executive Officer and President of Cost Plus, Inc., a specialty retailer of casual home living

CLASS ACTION COMPLAINT Case No.	-4-

entertainment products until March 2005.  Defendant Dashe currently serves as a member of the Board’s Audit and Finance Committee, Compensation Committee, and Governance and Nominating Committee.
17.     Defendant Leroy T. Barnes, Jr. (“Barnes”) has been a member of the Board of Directors of Longs since 2002.  Defendant Barnes formerly served as Vice President and Treasurer of PG&E Corporation, an energy-based holding company, from 2001 to 2005.  Defendant Barnes currently chairs the Board’s Audit and Finance Committee.
18.     Defendant Mary S. Metz, Ph.D. (“Metz”) has been a member of the Board of Directors of Longs since 1991.  Defendant Metz formerly served as President of S.H. Cowell Foundation, a California non-profit public benefit corporation, from 1999 until 2005.  Defendant Metz currently chairs the Board’s Governance and Nominating Committee and is a member of the Board’s Audit and Finance Committee.
19.     Defendant Donna A. Tanoue (“Tanoue”) has been a member of the Board of Directors of Longs since 2005 and is currently a member of the Board’s Audit and Finance Committee and Compensation Committee.  Defendant Tanoue is also the Vice Chairman of Bank of Hawaii, the primary subsidiary of Bank of Hawaii Corporation, a financial services  holding company.
20.     Defendant Evelyn S. Dilsaver (“Dilsaver”) has been a member of the Board of Directors of Longs since 2007, and is currently a member of the Board’s Audit and Finance Committee and Governance and Nominating Committee.  Defendant Dilsaver formerly served as President and Chief Executive Officer of Charles Schwab Investment Management, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation, until August 2007.  Defendant Dilsaver is a designated financial expert of the Audit and Finance Committee.
21.     Defendant Anthony G. Wagner (“Wagner”) has been a member of the Board of Directors of Longs since 1999.  Defendant Wagner formerly served as the Vice President of the Office of Labor Management Partnership for Kaiser Foundation Health Plan, Inc. until December 2006.  Defendant Wagner currently chairs the Board’s Compensation Committee and is a member of the Board’s Governance and Nominating Committee.

CLASS ACTION COMPLAINT Case No.	-5-

22.     Defendants Bryant, Dashe, Barnes, Metz, Tanoue, Dilsaver and Wagner are referred to herein as the “Board” or “Longs Directors” or the “Individual Defendants.” Each of the Longs Directors was a member of Longs’ Board of Directors at all pertinent times.  By reason of their positions, the Longs Directors owe fiduciary duties to Longs and its shareholders, including the obligations of loyalty, good faith, fair dealing, disclosure, and due care.

FACTUAL BACKGROUND
The Company Suddenly Announces A Merger With CVS Caremark
23.     On August 12, 2008, Longs announced, along with CVS Caremark, that CVS Caremark had agreed, through an indirect wholly owned subsidiary, Blue MergerSub, to acquire Longs through a tender offer of $71.50 per share.  This offer amounts to a total purchase price of $2.9 billion.  The announcement highlights the benefits flowing to CVS (the “Proposed Transaction” or the “Acquisition Proposal”):

The addition of Longs’ valuable store locations in Central and Northern California, Hawaii, and Nevada will provide CVS Caremark with substantial market positions in these highly attractive, fast growing markets.  Further, the acquisition complements CVS Caremark’s substantial presence in Southern California and provides a foundation for significant future growth throughout the nation’s largest state.  The transaction also offers CVS Caremark immediate market leadership in the highly attractive Hawaiian market, where it currently does not have a presence, as well as high-quality locations in Nevada and Arizona.

Significantly, Longs owns the real estate associated with approximately 200 store locations, three distribution centers and three office facilities.  CVS Caremark has conservatively valued the store locations alone at more than $1 billion. These stores are located in markets where commercial real estate values are among the highest in the country and prime locations are especially difficult to acquire. CVS Caremark intends to unlock the intrinsic value of these locations, as well as the distribution centers and office facilities, by monetizing a substantial portion of these assets over time.

*          *          *

Tom Ryan, Chairman, President and CEO of CVS Caremark, commented, “This transaction provides tremendous benefits to CVS Caremark by accelerating our expansion in very attractive drugstore markets and strengthening our geographic reach.  In fact, Longs has a significant presence in ten non-CVS markets that are among the top 100 drugstore markets in the country. More than 490 of the stores we are acquiring are located in the Central and Northern California and Hawaiian markets, where Longs is a leading player.  Longs’ store network in these regions is excellent and is one that would take a decade or more for us to replicate through organic growth.

CLASS ACTION COMPLAINT Case No.	-6-

With this acquisition, we will increase accessibility to our pharmacies for consumers and put us in an even better position to grow our new Proactive Pharmacy Care offerings with our PBM clients.  We are very excited about the potential offered by this combination and the opportunity to build on our strong track record of acquiring and successfully integrating PBMs and retail drugstore chains, and we expect this integration to be seamless.”

(Emphasis added.)
24.     As made clear in the announcement, the valuation of Longs’ real estate properties is a key driver of value in the transaction.
25.     Also on August 12, 2008, the Company filed with the SEC on Form 8-K a copy of the Agreement and Plan of Merger dated August 12, 2008, between Longs, CVS Caremark and Blue MergerSub (the “Agreement and Plan of Merger”).  Further, on August 20, 2008, the Company filed with the SEC on Schedule 14D-9 a “Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchanges Act of 1934” (the “Solicitation”).  As discussed below, the Solicitation failed to make adequate disclosures regarding, among other things, Longs’ real estate assets.

Specific Concerns From Major Investors Have Been Ignored

26.     Both the process behind the Proposed Transaction and the disclosed facts regarding the Company’s real-estate holdings elicited concerns from large investors in Longs that the Acquisition Proposal undervalued the Company.
27.     The announcement of the Proposed Transaction came mere days after an announcement on August 5, 2008, that Pershing Square, a well-known shareholder activist hedge fund run by manager William Ackman (“Ackman”), owned 8.8% of the common stock in Longs.  According to a Financial Times article titled “Longs faces pressure from activist,” dated August 14, 2008, Pershing Square also owns derivative “swaps” that “puts its actual economic exposure at 23.6 percent.” According to the Financial Times article, Ackman believed that Longs should receive a higher acquisition price than that offered by CVS Caremark.  Indeed, Pershing Square had already conducted market research to evaluate the regulatory implications of a takeover of Longs by either CVS Caremark or Walgreen.  According to the article, “Pershing [Square] was surprised by how quickly Longs announced a deal with CVS Caremark in the wake of its

CLASS ACTION COMPLAINT Case No.	-7-

regulatory filing, and feels Longs may have accelerated its sale in order to maintain controls of its sale process[.]”
28.     According to a Wall Street Journal article titled “Pershing Square Taps Blackstone On Longs,” Longs’ real estate was worth potentially far more than the $1 billion at which CVS Caremark valued the real-estate holdings.  The article disclosed that on August 15, Pershing Square had hired Blackstone Group LP to assist Pershing Square in raising the Acquisition Proposal price per share.  According to the article:

Pershing Square ha[d] been approached by a real estate investor that claim[ed] it could earn more money selling unwanted Longs sites that CVS could on its own, according to the person familiar with the matter.  The potential extra income from such sales could make the assets of Longs more valuable than the current purchase price would indicate, this person said.

29.   As noted in a New York Post article titled “Pershing Craves Higher Bid,” dated August 19, 2008, “‘It’s not clear it was a fully shopped process,’ said a person close to the hedge fund.  Two bidders ‘is not a robust process.’”
30.   Other large investors soon publicly joined in Pershing Square’s concerns.  On August 20, 2008, in an SEC filing on Schedule 13-D, Advisory Research, which owned 9.2% of the Company’s shares, requested additional information regarding the value of the Company’s real-estate holdings prior to voting its shares.  The Schedule 13-D stated in part:

The Reporting Persons [Advisory Research] reviewed the proposed tender offer by Blue MergerSub Corp., an indirect wholly owned subsidiary of CVS Caremark Corporation (“CVS Caremark”), to purchase all outstanding shares of Common Stock of the Company (the “Offer”).

To evaluate the Offering, the Reporting Persons asked the Company for additional information regarding the assets of the Company, specifically with respect to the valuation of the real estate owned and leased by the Company.

As set forth in the third paragraph of the Joint Press Release issued by the Company and CVS Caremark, dated August 12, 2008:

“Significantly, Longs owns the real estate associated with approximately 200 store locations, three distribution centers and three office facilities.  CVS Caremark has conservatively valued the store locations alone at more than $1 billion.  These stores are located in markets where commercial real estate values are among the highest in the country and prime locations are especially difficult to acquire.  CVS Caremark intends to unlock the intrinsic value of these locations, as well as the distribution centers and

CLASS ACTION COMPLAINT Case No.	-8-

office facilities, by monetizing a substantial portion of these assets over time.”

As stated in the Schedule 14D9 filed by the Company on August 18, 2008, in the sixth bullet point contained under “Reasons for the Recommendation,” the Company, in evaluating the Offer, considered that:

“The Board’s belief that the Company would not be able to readily liquidate or monetize its real estate in a manner that would be certain to yield value to the Company and its shareholders in excess of the Offer consideration and that there were significant tax implications to doing so.”

In light of these potentially conflicting assertions, and the absence of any substantive disclosure or analysis regarding the value of the Company’s owned and leased real estate, the Reporting Persons believe that additional information is needed with respect to the valuation of such real estate of the Company.

Prior to making any decision to tender in the Offer shares of Common Stock held under investment management by the Reporting Persons, the Reporting Persons believe that they should perform additional due diligence regarding the Company and the Offer to determine whether the Offer is in the best interests of its clients.

31.    However, as reported in a Dow Jones article entitled, “Longs Drug Shareholders Question Value of CVS Bid,” dated August 20, 2008, “[i]n an interview, David Heller, Chairman of Advisory Research, said Longs Chief Executive Warren Bryant told him in a phone conversation that Longs signed an agreement with CVS stating it would not reveal the value of its real estate.” Indeed, neither Longs nor CVS Caremark disclosed how they devised their real estate assessment in either regulatory filings or through the press.
32.    During the interview with Dow Jones, Heller stated, “This is outrageous . . . .  We’re certainly entitled to this information.  This is an issue of fairness to shareholders. Management needs to get off its lofty perch.”  The same article reported that Thomas Kirchner, who runs the Pennsylvania Avenue Event-Driven Fund, believed that the purchase of Longs was a “cheap way for CVS to grow its store base in California and Hawaii, which have some of the priciest real estate in the country.”
33.    As noted above, neither the Company nor CVS Caremark disclosed the method for evaluating Longs’ real-estate holdings at $1 billion.  To the contrary, Longs specifically agreed to withhold this vital information from shareholders, evidently at CVS Caremark’s request. Without this information, it is impossible for shareholders to make an informed decision

CLASS ACTION COMPLAINT Case No.	-9-

regarding the value of the Company and the value of their shares.  The agreement by Longs to deliberately withhold such basic information from shareholders is a blatant violation of their fiduciary duty of disclosure to their shareholders.

The Solicitation is Vague and Misleading in Numerous Other Respects

34.    Besides omitting material information related to the worth of the Company’s most basic asset, its real estate holdings – the value of which Longs Directors agreed to withhold from shareholders – the Solicitation is materially misleading regarding other information of necessary disclosure to Longs shareholders.  Furthermore, the Solicitation is too vague to afford Longs shareholders the opportunity to evaluate adequately the fairness of the Acquisition Proposal and the process that led to the Agreement and Plan of Merger.
35.    For example, the Solicitation expounds at great length on prior negotiations with a party identified as “Party A.” (Indeed, Plaintiff believes “Party A” maybe Walgreens Co., based on information provided in certain news reports regarding the Proposed Transaction.) Disclosures regarding the depth and breadth of any bidding process are important to shareholders when assessing whether to trust the recommendation of the Longs Directors.
36.    The seemingly extensive and detailed discussions in the Solicitation regarding numerous conversations between “Party A” and Longs included the disclosure that in May 2008, “Party A” and Longs entered into a “joint defense agreement” and agreed to engage in due diligence.  Similarly, the Solicitation related that in June 2008, CVS Caremark and Longs entered into a confidentiality agreement before embarking on the due diligence that resulted in the Agreement and Plan of Merger.
37.    The disclosures in the Solicitation imply that both “Party A” and CVS Caremark were treated equally in terms of performing due diligence and preparing bids for Longs.  However, the Solicitation remains vague as to whether, in fact, “Party A” actually engaged in due diligence related to the Company’s business, financial prospects, and real estate holdings – as CVS Caremark eventually did – or if the due diligence performed by “Party A” related only to the regulatory concerns that caused negotiations to terminate.

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38.    The extent and nature of the due diligence performed by “Party A” is necessary information to allow Longs shareholders to assess the value of the Acquisition Proposal. In particular, Longs shareholders need to know if “Party A” conducted due diligence on the value of Longs’ real estate assets.  As such, Longs shareholders cannot evaluate the Proposed Transaction adequately until the Company makes clear to its shareholders whether only one of the interested bidders was actually fully engaged in the bidding process for Longs.
39.    Further, the Proxy should make other disclosures, including whether the negotiating process did indeed accelerate after August 5, when Longs learned about Pershing Square’s investment.
40.     The Proxy should also explain the basis for the Board’s conclusion that it may not be able to monetize the Company’s real estate holdings for full value, which is listed as a reason supporting the Directors’ recommendation in favor of the Proposed Transaction.

Provisions in the Agreement and Plan of Merger Pose Significant Barriers to Longs Directors Fulfilling Their Fiduciary Duties

41.     The terms of the Agreement and Plan of Merger are meant to deter competing bids and prevent the Longs Directors from exercising their fiduciary duties to obtain the best available price for Longs shareholders.  The defensive provisions erect barriers to competing offers and function to substantially increase the likelihood that the Proposed Transaction will be consummated, and cannot be justified as an appropriate and proportionate response to any reasonable threat posed to Longs shareholders.
42.     $115 Million Termination Fee: The Agreement and Plan of Merger requires Longs to pay to CVS Caremark the sum of $115 million in cash if Longs terminates the Agreement and Plan of Merger (the “Termination Fee”).  This represents an astounding 4.5% of the equity value of the deal, which is excessive and unreasonable under the circumstances and acts to punish Longs shareholders and the Longs Directors for simply pursuing more attractive alternatives, while also deterring such alternatives from emerging.
43.     The Termination Fee is enforceable even if the agreement is terminated as a result of the Longs Directors’ recommendation in favor of a superior offer for Longs shares.  Thus, this

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$115 million termination fee deters the Longs Directors from freely and effectively exercising their fiduciary judgment in the interests of Longs shareholders.  Specifically, the Agreement and Plan of Merger provides:

(e) Termination Right.  If, prior to the Acceptance Time, the Board of Directors shall have made an Adverse Recommendation Change in compliance with the terms of this Agreement (including Section 7.04(d)), the Company shall have the right to terminate this Agreement so long as (i) at least 20 Business Days have elapsed from the date the Company publicly announced such Adverse Recommendation Change, (ii) at least 20 Business Days have elapsed from the date the Third Party making such Superior Proposal publicly announced any material amendment to any of the terms or conditions of such Superior Proposal (it being understood that any change to the financial terms shall be deemed a material amendment), (iii) at least 10 Business Days have elapsed from the date of any bona fide increase by Parent of the Offer Price with a view to satisfying the Minimum Condition and (iv) the Minimum Condition is not satisfied; provided that, simultaneously with any termination pursuant to this Section 7.04(e), the Company shall pay the amount due pursuant to Section 12.04(b) in connection with such termination.

44.     In turn, Section 12.04(b) of the Agreement and Plan of Merger (referred to in the immediately preceding quotation) states, in relevant part:
(b) Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 11.01(c)(i) or Section 11.01(c)(ii) or by the Company pursuant to Section 11.01(d)(ii), then the Company shall pay to Parent in immediately available funds $115,000,000 minus all amounts reimbursed by the Company pursuant to Section 12.04(c) (the “Termination Fee”), in the case of termination by the Company, simultaneously with such termination and, in the case of termination by Parent, within one Business Day after such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 11.01(b)(i), (B) prior to such termination, a bona fide Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors or the Company’s stockholders and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that, in each case, for purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

45.    “Last Look” Provision: The Agreement and Plan of Merger requires Longs to offer CVS Caremark a “last look” – i.e., should another offer emerge and the Longs Directors conclude that the other offer is superior to the Acquisition Proposal, Longs is nonetheless

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required to offer CVS Caremark the opportunity to make “within five Business Days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal....” This provision of the Agreement and Plan of Merger prevents the Longs Directors from the unhindered exercise of their fiduciary judgment in the best interests of Longs shareholders.  Any potential third-party bidders will be loath to invest the time and resources necessary to pursue a superior bid while knowing that CVS Caremark retains control of the bidding.  For the same reason, the “last look” provision prevents the Longs Directors from freely negotiating the highest possible price that CVS Caremark is willing to pay.  Specifically, the Agreement and Plan of Merger provides:

“Last Look”.  Further, the Board of Directors of the Company shall not make an Adverse Recommendation Change, unless (i) it has received an Acquisition Proposal that constitutes a Superior Proposal, (ii) the Company promptly notifies Parent in writing at least five Business Days before taking that action of its intention to do so, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, and (iii) Parent does not make, within five Business Days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new five Business Day period under this Section 7.04(d)).

46.    The merger agreement also gives strict notice rights to CVS Caremark in the event of any third-party offer and requires that CVS Caremark receive any materials that Longs delivers to a third-party bidder.  Longs cannot terminate the merger agreement for at least 20 days after providing CVS Caremark this notice.
47.    In effect, this means that even if any third-party bid comes along in the short time between the announcement of the deal and closing of the tender offer, CVS Caremark will have the ability to complete its tender offer before Longs can accept that bid.  CVS Caremark will also know everything happening in connection with the third-party competitive bid.

Defendants Structured the Tender Offer with an Unlawful “Top-Up Option”

48.    CVS Caremark’s offer is structured as a tender offer in the first instance, with a merger to follow.  A tender offer can close in as little as 20 days.  As such, CVS Caremark has avoided the usual time period necessary for a shareholder vote to be scheduled and completed.

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49.    This typical time period not only allows for competing bidders to emerge – itself an important assurance to investors that the price offered is the highest price available – but it also gives shareholders a chance to assess the performance of the board, including the negotiation of the merger agreement, and to resist the deal if the shareholders are dissatisfied with the board’s performance.  But the Longs Directors structured the deal so that CVS Caremark need not comply with the usual corporate formalities that go along with the usual third-party merger.  In fact, the Longs Directors neglected to play even a passive role, where they would step aside so that CVS could make an offer directly to shareholders and let the market decide the Company’s fate.
50.    Instead, in addition to granting significant “deal protections” in the merger agreement, the Longs Directors have granted a “top-up option” to CVS Caremark that allows CVS Caremark to complete a “short form” merger even if it never pays a price sufficient to obtain 90% of the Company’s outstanding shares.
51.    The law treats corporate acquirers very differently when they acquire less than 90% of the outstanding shares and when they pay a sufficient price to acquire over 90% of the Company’s outstanding shares.  If a controlling shareholder or a third party pays a sufficiently high price to acquire a 90% stake in a target corporation, the acquirer is rewarded with the ability to effectuate a “short form merger,” meaning that it need only file a certificate of merger without the action of any shareholders or the board of the target.
52.    Here, the Longs Directors have granted to CVS Caremark a “top-up option” that allows CVS to pay the lowest possible price necessary to get 66-2/3% of the Company’s shares, but then enjoy the benefits of a short form merger.  According to Section 2.04 of the Merger Agreement, provided CVS Caremark obtains just 66-2/3% of the Company’s outstanding shares, CVS Caremark is able to exercise an option that results in Longs issuing brand new shares – diluting the existing shareholders – at a level sufficient to let CVS Caremark end up with over 90% of the Company’s outstanding shares.  Section 2.04 states, in pertinent part:

Section 2.04.  Top-Up Option. (a) Subject to Section 2.04(b) and Section 2.04(c), the Company grants to Merger Subsidiary an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the

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“Top-Up Option”), to purchase from the Company up to the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares owned by Merger Subsidiary at the time of exercise of the Top-Up Option, constitutes one Share more than the number of Shares (the “Requisite Short-Form Merger Shares”) entitled to cast 90% of all the votes entitled to be cast by each group or class of shares entitled to vote as a group or class on the Merger after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully-diluted basis or, as may be elected by Parent, on a primary basis at the Effective Time (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).

53.    The parties also made clear, in Section 2.04(c), their intent for the exercise of the Top-Up Option to be on the very same day that CVS Caremark gives notice of its intent to exercise its rights.  In other words, as soon as it holds 66-2/3% of the Company’s shares, CVS Caremark can close the transaction pursuant to a short form merger, as if it held 90% of the shares.
54.    Section 9.06 makes clear the parties’ intent to avoid a subsequent shareholder vote if possible:

Section 9.06.  Merger Without Meeting of Stockholders.  If, at any time after the Acceptance Time, Parent, Merger Subsidiary and any other Subsidiary of Parent shall collectively own at least the Requisite Short-Form Merger Shares, the parties shall take all necessary and appropriate action to cause the Merger to be effected as soon as practicable without a meeting of stockholders of the Company in accordance with Section 3-106 of Maryland Law.

55.    The merger agreement also includes in Section 2.04(e) a provision requiring Longs to take all actions necessary to circumvent any otherwise applicable shareholder voting protections, including those set forth by the New York Stock Exchange:

[CVS Caremark] and [Longs] shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with each other in doing, all things necessary or desirable to procure from the NYSE or any other Governmental Authority any necessary waiver or other exemption from the requirements of NYSE Rule 312 or other Applicable Law in order to enable the issuance of the Top-Up Shares to occur without the need to obtain the approval of holders of a majority of the Shares present and voting at the Company Stockholder Meeting.

56.    Rule 312 is the New York Stock Exchange rule requiring a shareholder vote for a 20 percent or greater share issuance. In their rush to let this deal close as soon as possible, Longs and CVS agreed to seek a waiver around this rule.  In other words, even if CVS Caremark gets 66-2/3% but does not get more than 70%, it will still have Longs working at its side to make sure

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the top-up-option is effectuated and allow CVS Caremark to close the deal before CVS Caremark is exposed to any risk of competition.

CLASS ACTION ALLEGATIONS

57.    Plaintiff brings this action pursuant to California Code of Civil Procedure § 382, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
58.    This action is properly maintainable as a class action for the following reasons:
a)	The Class is so numerous that joinder of all members is impracticable. As of August 20, 2008, there were over 34.8 million publicly traded shares of Longs.
b)	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is adequately representative of the Class and will fairly and adequately protect the interests of the Class.
c)
The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

d)	To the extent defendants take further steps to effectuate the Proposed Acquisition, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

CLASS ACTION COMPLAINT Case No.	-16-

59.    There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member.  The common questions include, inter alia, the following:
a)	Whether the Longs Directors breached their fiduciary duties and other common law duties by entering into the Proposed Transaction;
b)
Whether the Longs Directors have breached their fiduciary duties of disclosure by failing to inform shareholders of certain material information in connection with the Proposed Transaction, including, but not limited to, the method used by the Company and CVS to value Longs’ real estate assets and the true value of Longs’ real estate assets;

c)	Whether defendants breached their fiduciary duties by agreeing to an excessive break up fee and other improper deal protection provisions with CVS Caremark;
d)	Whether the Proposed Transaction is entirely fair to the members of the Class; and
e)
Whether Plaintiffs and the other members of the Class would be irreparably damaged if Longs, Longs Directors, CVS Caremark and Blue MergerSub are not enjoined from effectuating the conduct described herein.

FIRST CAUSE OF ACTION
For Class Claim For Breach Of Fiduciary Duty
(Against The Company and The Individual Defendants)

60.     Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.
61.     The Company and the Individual Defendants owe the Class the utmost fiduciary duties of due care, good faith and loyalty.  As such, the Individual Defendants are bound by their fiduciary duties to the Class to employ all measures necessary to provide the Class with all information material to the Class members’ decision on whether to accept the Acquisition Proposal or not.

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62.     The Company and the Individual Defendants have breached their fiduciary duties in the sale of Longs by failing to fully disclose the circumstances and procedures of the Acquisition Proposal by, inter alia, failing to disclose the method used by the Company and CVS Caremark to value Long’s real estate assets as well as the true value of Longs’ real estate assets.
63.    The Company and the Individual Defendants have breached their fiduciary duties by failing to fully disclose the circumstances and effect of the Agreement and Plan of Merger.
64.    The Company and the Individual Defendants also breached their fiduciary duty by favoring their own interests over those of Longs shareholders.  Furthermore, the Individual Defendants caused the Company to enter into the Agreement and Plan of Merger in order to perpetuate their own interests and the interests of CVS Caremark and Blue MergerSub over the interests of Longs shareholders.
65.    Plaintiff and the Class have been harmed by these breaches of fiduciary duty.
66.  Plaintiff and the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury the actions of the Company and the Individual Defendants threaten to inflict.

SECOND CAUSE OF ACTION
For Class Claim For Breach Of Fiduciary Duty
(Against All Defendants)

67.     Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.
68.    Defendants owe the Class the fiduciary duties of care, good faith and loyalty.  The defendants breached those fiduciary duties by favoring their own interests over those of Longs shareholders by erecting defensive measures to protect the inferior Acquisition Proposal.
69.    Defendants agreed to the inclusion of, inter alia, an unreasonably high termination fee, and a “Last Look” provision that are each unfavorable to Longs shareholders.  These provisions were included in the Agreement and Plan of Merger to deter and erect barriers

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to the success of unsolicited competing offers for the Company.  Defendants did so in order to secure the benefits that the Acquisition Proposal provides to them.  There was no threat to defendants at the time defendants agreed to these defensive measures in the Agreement and Plan of Merger, making their adoption disproportionate and unreasonable to any purported threat posed.
70.    As a result of defendants’ breaches of fiduciary duty – in, among other breaches, erecting these defensive measures in the Agreement and Plan of Merger and in their treatment of the Acquisition Proposal – the Class will be harmed by not receiving the maximum price any bidder is willing to pay for Longs.  The defensive measures erected by defendants, and their interpretations thereof, impose excessive and disproportionate impediments to any other potential superior alternative.
71.    Plaintiff and the Class have been harmed by these breaches of fiduciary duty.
72.    Plaintiff and the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury the actions of defendants threaten to inflict.

THIRD CAUSE OF ACTION
For Class Claim For Aiding And Abetting Breaches of Fiduciary Duty
(Against CVS Caremark and Blue MergerSub)

73.    Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.
74.    The Longs Directors owe the Class the fiduciary duties of care, good faith, and loyalty.  That the Longs Directors owe the Class these fiduciary duties is well known to CVS Caremark and Blue MergerSub.
75.    As is detailed in the previous paragraphs, the Longs Directors have breached their fiduciary duties to the Class.
76.    CVS Caremark and Blue MergerSub aided and abetted the Longs Directors’ breaches of fiduciary duty. CVS Caremark and Blue MergerSub actively and knowingly induced the Longs Directors to breach their fiduciary duties to Longs shareholders.  CVS Caremark and

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Bluer MergerSub also colluded with the Longs Directors to breach their fiduciary duties owed to Longs shareholders by, inter alia, entering into an agreement with Longs and the Longs Directors that prevented them from disclosing material information necessary for Longs shareholders to make an informed decision regarding the Acquisition Proposal, including, among other things, the method used by Longs and CVS Caremark to value Longs’ real estate assets as well as the true value of Longs’ real estate assets.
77.     CVS Caremark and Blue MergerSub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class, including the duty of fair and reasonable disclosure of all material information needed to evaluate the terms of the Acquisition Proposal.
78.     CVS Caremark and Blue MergerSub participated in the breach of fiduciary duties by Longs Directors for the purpose of advancing their own interests.  CVS Caremark and Blue MergerSub will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches of fiduciary duties.  CVS Caremark and Blue MergerSub will benefit, inter alia, from the acquisition of the Company at an inadequate price if the Proposed Transaction is consummated.
79.     Plaintiff and the Class have been harmed by CVS Caremark’s and Blue MergerSub’s aiding and abetting of the Longs Directors’ breaches of fiduciary duty.
80.     Plaintiff and the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury the actions of CVS Caremark and Blue MergerSub threaten to inflict.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands judgment as follows:
(a)      Declaring this Action properly maintainable as a class action;
(b)      Preliminarily and permanently enjoining Longs and any of the Individual Defendants and any and all other employees, agents, or representatives of the Company and

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persons acting in concert with any one or more of any of the foregoing, during the pendency of this action, from taking any action to consummate the Agreement and Plan of Merger until the Individual Defendants have fully complied with their duties to fully and fairly disclose all material facts and act solely for the benefit of Longs’ shareholders;
(c)           A declaration that the Individual Defendants have breached their fiduciary duties to the Class;
(d)           Awarding Plaintiff the costs and disbursements of this action, including attorneys’, accountants’, and experts’ fees; and
(e)           Awarding such other and further relief as is just and equitable.
JURY DEMAND

Plaintiff demands a trial by jury on all claims so triable.

Dated: August 22, 2008	BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

/s/ BLAIR A. NICHOLAS
BLAIR A. NICHOLAS

BLAIR A. NICHOLAS (Bar No. 178428) 12481 High Bluff Drive, Suite 300 San Diego, CA 92130
Tel: Fax:	(858) 793-0070 (858) 793-0323
blairn@blbglaw.com
-and-
MARK LEBOVITCH KATHERINE M. SINDERSON 1285 Avenue of the Americas New York, New York 10019
Tel: Fax:	(212) 554-1400 (212) 554-1444

Counsel for Plaintiff Louisiana Municipal Police Employees’ Retirement System and Proposed Lead Counsel for the Class

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